650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 23, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:                      Peggy Kim

Re:                             Astex Pharmaceuticals, Inc.
Schedule 14D-9
Filed September 13, 2013
File No. 5-48769

Ms. Kim:

On behalf of Astex Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 19, 2013, relating to the Company’s Schedule 14D-9 Solicitation/Recommendation Statement referenced above (the “Statement”).

The Company’s responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for your ease of reference).

Schedule 14D-9

1.                                      We note that the bidder may effectuate the merger pursuant to Section 251(h) or 253 of the DGCL. Please revise to describe how these different options for effecting the squeeze out of Astex shares affect the rights of minority shareholders, if at all, including any differences with respect to how appraisal rights are perfected.

Response:

The Company acknowledges the Staff’s comment, and respectfully submits that the Agreement and Plan of Merger, dated as of September 5, 2013, among Otsuka Pharmaceutical Co., Ltd. (“Otsuka”), Autumn Acquisition Corporation and the Company (the “Merger Agreement”) contemplates that the merger (the “Merger”) will be effected pursuant to

AUSTIN      BEIJING      BRUSSELS      GEORGETOWN, DE      HONG KONG      LOS ANGELES      NEW YORK
PALO ALTO      SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC

Section 251(h) of the Delaware General Corporation Law (the “DGCL”) assuming the Merger can be effected pursuant to such section.  The only circumstance in which the parties can effect the Merger pursuant to the short-form procedures provided for under Section 253 of the DGCL is if Section 251(h) of the DGCL is unavailable to consummate the Merger upon the completion of the tender offer contemplated by the Merger Agreement (the “Offer”).  The Company believes that the Offer and Merger as contemplated by the Merger Agreement complies with the requirements of Section 251(h) of the DGCL and is not aware of any reason for which the parties would not be able to effect the Merger under Section 251(h) of the DGCL assuming the successful consummation of the Offer.

The Company further respectfully submits that that there are no relevant differences in the rights of the Company’s remaining minority stockholders depending on whether the Merger is effected pursuant to Section 251(h) or Section 253 of the DGCL, except for a difference in perfecting appraisal rights under the DGCL as noted below.  Whether the Merger is effected pursuant to Section 251(h) of the DGCL or Section 253 of the DGCL, stockholders of the Company who do not tender shares of their common stock (“Shares”) in the Offer will be entitled to appraisal rights under Section 262 of the DGCL, provided that the relevant requirements under the DGCL have been satisfied, and stockholders of the Company who do not validly exercise appraisal rights under Section 262 of the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

In order to account for certain differences in how such appraisal rights are perfected under Section 262(d)(2) of the DGCL depending on whether the Merger is effected pursuant to Section 251(h) of the DGCL or Section 253 of the DGCL, the section titled “Notice of Appraisal Rights” in Item 8 will be amended and supplemented as follows:

The first sentence in the second paragraph of the section will be amended and restated to read:

“The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Solicitation/Recommendation Statement as Annex B.”

In addition, the following paragraphs will be added at the end of the section:

“If the Merger is consummated pursuant to Section 251(h) of the DGCL, Otsuka will cause the Surviving Corporation to deliver an additional notice of the effectiveness date of the Merger to all stockholders of the Company who delivered a written demand to the Company pursuant to the first bullet above within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL.  However, only stockholders who have provided notice in accordance with the first bullet above will receive such notice of the effectiveness date.  If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to deliver a written demand for appraisal in accordance with the time periods specified in the first bullet above (or to take any of the other steps specified in the above bullets) will be deemed to be a waiver or a termination of your appraisal rights.

If Section 251(h) of the DGCL is not available to consummate the Merger, and the Merger is consummated pursuant to Section 253 of the DGCL, Otsuka will cause the Surviving Corporation to deliver the notice required by Section 262(d)(2) of the DGCL, which provides notification of the availability of appraisal rights under a merger effected pursuant to Section 253 of the DGCL, within 10 days of the closing of the Merger.  In this case, such additional notice will describe the appraisal procedures for a merger under Section 253 of the DGCL, and all stockholders will have the time period specified in such separate notice (which will be 20 days from the mailing of such separate notice) to exercise their appraisal rights.”

Notice of Appraisal Rights, page 36

2.                                      We note that the disclosure states: “[t]his Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL.” Please also describe how and when any additional information about appraisal rights will be provided to Astex’s shareholders.

In response to the Staff’s comments, the Company has revised its disclosure in the manner described in the Company’s response to Staff Comment No. 1.

Notice of Appraisal Rights, page 36

3.                                      We note that the disclosure states that a stockholder must deliver the written demand for appraisal of shares “within the later of the consummation of the Offer and October 3, 2013,” which would occur prior to the consummation of the merger. Please revise to state whether the failure to deliver a written demand for appraisal rights prior to the expiration of the tender offer constitutes a waiver of appraisal rights, or describe how stockholders may deliver their written demand after the consummation of the Merger.

In response to the Staff’s comments, the Company has revised its disclosure in the manner described in the Company’s response to Staff Comment No. 1.

* * * * *

In responding to the Staff’s comments, the Company has authorized the undersigned to acknowledge on its behalf that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding the Statement, please do not hesitate to contact me at 650-320-4644 or Denny Kwon of this firm at 415-947-2021.

Sincerely yours,

/s/ Page Mailliard, Esq.
Member
Wilson Sonsini Goodrich & Rosati, P.C.

cc:             Denny Kwon, Esq.

Astex Pharmaceuticals, Inc.